FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC - GROUP REPORTING CHANGES

HSBC has today published details of the previously announced changes to its segmental reporting, which are effective from 2Q20. In advance of the publication of HSBC Holdings plc's 2020 Interim Report, the attached data pack ( http://www.rns-pdf.londonstockexchange.com/rns/5031Q_1-2020-6-19.pdf ) presents the impact on the previously reported financial information of HSBC Holdings plc and its consolidated subsidiary undertakings (the 'Group') for the quarters in 2018, 2019 and 1Q20, and the full years 2018 and 2019 of (i) the global business reorganisation outlined in the business update on 18 February 2020 (the 'Business Update'), the details of which are set out in the HSBC Holding plc Annual Report and Accounts 2019 and (ii) the reallocation of elements of the Corporate Centre results to the global businesses.

A copy of the data pack is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group.

As a consequence of the changes announced in the Business Update, a new global business, Wealth and Personal Banking, has been created by combining Retail Banking and Wealth Management and Global Private Banking.

The Group's operating segments will now comprise three global businesses and a Corporate Centre. The Group's three global businesses are as follows:
●       Wealth and Personal Banking ('WPB');
●       Commercial Banking ('CMB'); and
●       Global Banking and Markets ('GB&M').

In addition, effective from 2Q20 the Group has also made realignments within its internal reporting, reallocating the following items from Corporate Centre to the global businesses:
●       Balance Sheet Management;
●       Net interest expense on debt issued by HSBC Holdings plc; and
●       Hyperinflation accounting adjustments.

This change is intended to provide a more appropriate reflection of return on average tangible equity ('RoTE') by global business than prior to the reallocation.

While the resegmentation and the Corporate Centre reallocation will impact the reported segmental results of the global businesses and the Corporate Centre, they have no impact on and do not change the consolidated financial results nor position of the Group.

For illustrative purposes, the results of the operating segments have been re-presented following the changes outlined above. The re-presentation has been included in the attached data pack for:
●       Quarterly periods from 1Q18 to 1Q20; and
●       Full year 2018 and 2019.

Also included in the attached data pack for completeness and for the same periods are the results of the Group, as well as the geographical regions and a small number of key markets. While the total reported results of the geographical regions and key markets have not been impacted by the changes and have therefore not changed, the segmental results within them have been impacted and have been re-presented accordingly.

The Group's reported results are prepared in accordance with International Financial Reporting Standards ('IFRSs'), as detailed in the HSBC Holdings plc Annual Report and Accounts 2019. To measure performance, the Group also uses non-GAAP financial measures, including those derived from reported results that eliminate factors that distort period-on-period comparisons. The 'adjusted performance' measure is described below.

The global business segmental results are presented on an adjusted basis in accordance with IFRS 8 'Operating Segments', as detailed on page 263 of the HSBC Holdings plc Annual Report and Accounts 2019.

Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons. The Group considers adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.

Investor enquiries to:
Richard O'Connor (UK)              Tel: +44 (0)20 7991 6590
Mark Phin (HK)                          Tel: +852 2822 4908

Media enquiries to:
Heidi Ashley (UK)                      Tel: +44 (0)20 7992 2045
Patrick Humphris (HK)               Tel: + 852 2822 2052

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,918bn at 31 March 2020, HSBC is one of the world's largest banking and financial services organisations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. The Group has based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on 19 February 2020 (the '2019 Form 20-F'), and in the HSBC Holdings plc 1Q 2020 Earnings Release furnished to the SEC on Form 6-K on 28 April 2020 (the '1Q 2020 Earnings Release').

The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. Additional information, including information on factors which may affect the the Group's business, is contained in the 2019 Form 20-F and the 1Q 2020 Earnings Release.

Non-GAAP financial information

This announcement and the materials referred to herein contain non-GAAP financial information. The primary non-GAAP financial measures the Group uses are presented on an 'adjusted performance' basis which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 19 June 2020